Kenda K. Tomes
816.691.2419 DIRECT
816.412.9338 DIRECT FAX
ktomes@stinson.com

January 27, 2011

Christian N. Windsor
Senior Counsel, Legal
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Pioneer Financial Services, Inc. Post-effective amendment to Form S-1 Filed: 12/20/2010 File No. 333-168109

Dear Mr. Windsor:

On behalf of our client, Pioneer Financial Services, Inc. (“PFS”), we are providing the United States Securities and Exchange Commission (the “SEC”) with the following information in response to your January 25, 2011, voicemail request and our subsequent telephone conference on January 26, 2011, for confirmation that PFS treats each renewal of an investment note as an issuance of a new security covered by the registration statement and for additional information regarding PFS’ process for counting renewals against the amount of investment notes registered for sale.

As noted in our initial response to your letter dated January 13, 2011, PFS treats each renewal as an issuance of a new security covered by the registration statement.  In order to track the aggregate amount of securities that are available to be sold pursuant to the registration statement, PFS maintains a spreadsheet that counts each renewal (including any interest that is capitalized in the renewal) against the aggregate amount of securities that remain available to be sold.  In the event that an investment note is renewed more than once, each renewal is treated as an issuance of a new security and subtracted from the amount of securities that remain eligible to be sold.

Based on our January 26, 2011 discussion, and assuming this response satisfies your request for confirmation and additional information, we have filed our amended post effective amendment, along with a marked copy showing any changes made, and plan to file acceleration requests for both the amended post effective amendment and our registration statement on Form S-1

Christian N. Windsor
January 27, 2011

filed with the SEC on January 18, 2011.  We anticipate that the effective date of each registration statement will be January 28, 2011.

PFS appreciates the staff’s efforts in assisting PFS in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission.  If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 691-2419.

Very truly yours,

STINSON MORRISON HECKER LLP

Kenda K. Tomes

KKT:pm

Enclosures

cc: Laura V. Stack

AFFIDAVIT

The undersigned hereby certifies that the statements contained herein, all of which were prepared with the assistance of employees and consultants upon whom I have relied, represent to the best of my knowledge and belief true and correct information regarding the matters discussed in these statements.

Executed on January 27, 2011.

PIONEER FINANCIAL SERVICES, INC.

By:	/s/ Laura V. Stack
Laura V. Stack
Chief Financial Officer

ACKNOWLEDGMENT

STATE OF MISSOURI      )
               ) ss.
COUNTY OF JACKSON   )

On this 27th day of January, 2011, before me, the undersigned notary public, appeared Laura V. Stack, individually and as Chief Financial Officer of Pioneer Financial Services, Inc., known to me to be the person whose name is subscribed to the within instrument and acknowledged that each executed the Affidavit for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and official seal the day and year written above.

/s/ Amanda J. Heimgartner
Notary Public in and for said State

My Commission Expires:

October 19, 2014